SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)*

Spark Networks, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

84651P100
(CUSIP Number)

Osmium Partners, LLC
388 Market Street, Suite 920
San Francisco, CA 94111
Attention: John H. Lewis
Telephone: (415) 362-4485

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 84651P100

NAME OF REPORTING PERSON

1.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

John H. Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 19,100 8 SHARED VOTING POWER - 1,656,224 9 SOLE DISPOSITIVE POWER - 19,100 10 SHARED DISPOSITIVE POWER - 1,656,224

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,675,324

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%

14	TYPE OF REPORTING PERSON

IN

* Beneficial ownership information above is as of end of business of September 20, 2010, the date prior to the filing of this Schedule 13D/A.

CUSIP No.: 84651P100

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Osmium Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 1,656,224 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 1,656,224

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,656,224

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%

14	TYPE OF REPORTING PERSON

IA, OO

* Beneficial ownership information above is as of end of business of September 20, 2010, the date prior to the filing of this Schedule 13D/A.

CUSIP No.: 84651P100

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Osmium Capital, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 354,195 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 354,195

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

354,195

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%

14	TYPE OF REPORTING PERSON

PN

* Beneficial ownership information above is as of end of business of September 20, 2010, the date prior to the filing of this Schedule 13D/A.

CUSIP No.: 84651P100

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Osmium Capital II, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 1,067,644 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 1,067,644

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,067,644

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

14	TYPE OF REPORTING PERSON

PN

* Beneficial ownership information above is as of end of business of September 20, 2010, the date prior to the filing of this Schedule 13D/A.

CUSIP No.: 84651P100

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Osmium Spartan, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 129,657 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 129,657

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

129,657

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%

14	TYPE OF REPORTING PERSON

PN

* Beneficial ownership information above is as of end of business of September 20, 2010, the date prior to the filing of this Schedule 13D/A.

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed with respect to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of Spark Networks, Inc., a Delaware corporation (the “Issuer”, the “Company” or “Spark”). This Amendment No. 2 supplements Item 3 and amends and restates in its entirety Item 5 of the Schedule 13D previously filed on March 9, 2010 (as amended).

ITEM 3. Source and Amounts of Funds or Other Consideration.

The source and amount of funds (excluding commissions) used by the Funds in making the purchases of the shares of Common Stock listed in Item 5(c) of this Amendment No. 2 was approximately $876,969.50 in the aggregate and was from working capital.

The source and amount of funds (excluding commissions) used by the Other Accounts in making the purchases of the shares of Common Stock listed in Item 5(c) of this Amendment No. 2 was approximately $15,055.90 in the aggregate and was from working capital.

ITEM 5. Interest in Securities of the Issuer.

(a)	As of September 20, 2010, the Reporting Persons beneficially own:

	(i)	Fund I directly owns 354,195 shares of Common Stock representing 1.7% of all of the outstanding shares of Common Stock.

	(ii)	Fund II directly owns 1,067,644 shares of Common Stock representing 5.2% of all of the outstanding shares of Common Stock.

	(iii)	Fund III directly owns 129,657 shares of Common Stock representing 0.6% of all of the outstanding shares of Common Stock.

	(iv)	Mr. Lewis directly owns 19,100 shares of Common Stock representing 0.09% of all of the outstanding shares of Common Stock.

(v)
Osmium Partners, as the general partner of each of the Funds and the investment manager of the Other Accounts, may be deemed to beneficially own the 1,656,224 shares of Common Stock held by them, representing 8.0% of all of the outstanding shares of Common Stock.

	(vi)	Mr. Lewis may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Osmium Partners.

	(vii)	Collectively, the Reporting Persons beneficially own 1,675,324 shares of Common Stock representing 8.1% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

As of September 16, 2010, the collective beneficial ownership of the Reporting Persons was 1,606,324 shares of Common Stock, representing 7.8% of the Issuer’s outstanding shares of Common Stock.

The percentages set forth in this response are based on the 20,587,336 shares of Common Stock outstanding as of August 12, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010.

(b)           Osmium Partners and Mr. Lewis may be deemed to share with Fund I, Fund II, Fund III and the Other Accounts (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 354,195, 1,067,644, 129,657 and 104,728 shares of Common Stock reported herein, respectively. Mr. Lewis has sole power to vote or direct the vote of and to dispose or direct the disposition of the 19,100 shares of Common Stock held by him.

(c)           The following Reporting Persons engaged in the following transactions on the open market with respect to the Issuer’s Common Stock:

Osmium Capital, LP

Transaction	Number of	Avg. Price	Type of
Date	Shares	per Share	Transaction
8/5/2010	1,399	$3.16	Purchase
8/6/2010	100	$3.28	Purchase
8/16/2010	7,840	$3.15	Purchase
8/23/2010	674	$3.24	Purchase
8/24/2010	1,746	$3.19	Purchase
8/25/2010	347	$3.30	Purchase
8/26/2010	487	$3.25	Purchase
8/30/2010	7,472	$3.10	Purchase
9/9/2010	26,623	$2.95	Purchase
9/13/2010	1,249	$3.19	Purchase
9/14/2010	1,600	$3.16	Purchase
9/16/2010	5,236	$2.90	Purchase
9/17/2010	7,494	$3.00	Purchase
9/20/2010	9,500	$3.12	Purchase

                Osmium Capital II, LP

Transaction	Number of	Avg. Price	Type of
Date	Shares	per Share	Transaction
8/5/2010	4,201	$3.16	Purchase
8/6/2010	300	$3.28	Purchase
8/16/2010	22,160	$3.15	Purchase
8/23/2010	1,926	$3.24	Purchase
8/24/2010	5,254	$3.19	Purchase
8/25/2010	1,023	$3.30	Purchase
8/26/2010	1,513	$3.25	Purchase
8/30/2010	22,528	$3.10	Purchase
9/9/2010	81,577	$2.95	Purchase
9/13/2010	3,751	$3.19	Purchase
9/14/2010	4,900	$3.16	Purchase
9/16/2010	15,764	$2.90	Purchase
9/17/2010	22,506	$3.00	Purchase
9/20/2010	29,500	$3.12	Purchase

               Other Accounts

Transaction	Number of	Avg. Price	Type of
Date	Shares	per Share	Transaction
8/23/2010	1,000	$3.24	Purchase
9/9/2010	4,000	$2.95	Purchase

Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D on August 2, 2010.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: September 21, 2010

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
By:	/s/ John H. Lewis
John H. Lewis, for himself and as Managing Member of Osmium Partners, LLC, for itself and as General Partner of Osmium Capital, LP, Osmium Capital II, LP, and Osmium Spartan, LP